

August 9, 2013

John Parry- Chief Financial Officer
Air T, Inc
3524 Airport Road
Maiden, North Carolina 28650

> **Re: Air T, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2013**
> **Filed June 4, 2013**
> **File No. 001-35476**

Dear Mr. Parry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1. We note that you provide a discussion of revenues by segment. However, it does not appear that you provide a similar discussion of operating expenses for each of your segments. In this regard, please revise future filings to separately present and discuss operating expenses for each of your segments. For example, you should revise your filing to include a discussion of operating expenses for your Overnight Air Cargo segment, including discussion of direct costs reimbursed by FedEx. Such disclosures would allow investors to gain an understanding of the factors, such as administrative fee revenue, that have a direct impact on your operating income.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 23

Operating Expenses Reimbursed by Customer, page 24

2. You indicate that under the dry-lease service contracts, FedEx leases its aircraft to MAC and CSA for a nominal amount and pays a monthly administrative fee to MAC and CSA to operate the aircraft. In addition, all direct costs related to the operation of the aircraft including fuel, outside maintenance, landing fees and pilot costs are passed through to FedEx without markup. In this regard, it appears that disclosure regarding reimbursed costs recognized within revenues would be helpful to an investor's understanding of your cost structure and items that impact your operating income. As such, please consider revising your future filings to disclose the gross amount of direct costs passed through to FedEx.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

                                Sincerely,

                                /s/ David R. Humphrey

                                David R. Humphrey
                                Accounting Branch Chief